

November 20, 2012

Via E-mail
Michael D. Newman
Chief Financial Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL  33496

> **Re:** **Office Depot, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-10948**

Dear Mr. Newman:

We have reviewed your response dated November 6, 2012 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 99, page 162

1.  We note your response to our prior comment 5 indicating the significance test under Rule 3-09 was not met in earlier periods regarding recognized earnings from your joint venture in Mexico. Please provide us the calculations you performed this year illustrating how you were able to conclude the significance test was not met for 2010.

2.  In responding to our prior comment 5 you indicate your Form 10-K for fiscal year ended December 25, 2010 included summarized financial information required under Rule 4-08(g) of Regulation S-X.  In this regard, we note you disclosed summarized <u>unaudited</u> information from the balance sheet and statement of earnings for Office Depot de Mexico.  If you did not meet the significance tests under Rule 4-08(g) when disclosing the summarized financial information in your Form 10-K for fiscal year ended December

25, 2010, please advise and provide us your calculations of such tests; otherwise, please note that summarized financial information provided under Rule 4-08(g) should not be labeled unaudited and revise accordingly in future filings.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Peter Boylan